[redacted]

SECURIT 13011980 ISSION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 27 2013
16 REGISTRATIONS BRANCH

OMB APPROVAL
OMB Number: 3235-0123 Expires: April 30, 2013 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-38818

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Arbor Research & Trading, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Hart Road, Suite 260
(No. and Street)

Barrington	**Illinois**	**60010**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Stevens **847-304-1550**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 27 2013
16 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, James R. Stevens affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Arbor Research & Trading, Inc. for the year ended December 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

James R Stevens

CEO
Title

OFFICIAL SEAL
CHRISTOPHER H HELLER
Notary Public - State of Illinois
My Commission Expires Jul 16, 2016

Subscribed and sworn to before me
this 26th day of February, 2013.

Notary Public

My Commission expires 7/16/16

Deloitte

Arbor Research & Trading, LLC

(SEC File No. 8-38818)

Statement of Financial Condition as of December 31, 2012, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a PUBLIC DOCUMENT

Arbor Research & Trading, LLC

(SEC File No. 8-38818)

Statement of Financial Condition as of December 31, 2012, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
Arbor Research & Trading, LLC
Barrington, Illinois

We have audited the accompanying statement of financial condition of Arbor Research & Trading, LLC (formerly Arbor Research & Trading, Inc.) (the "Company"), a wholly owned subsidiary of Arbor Research Holdings, LLC, which is a wholly owned subsidiary of ARH Group, Inc., as of December 31, 2012, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Arbor Research & Trading, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2013

ARBOR RESEARCH & TRADING, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

CASH AND CASH EQUIVALENTS	$	1,096,802
CLEARING ACCOUNT DEPOSITS WITH BROKER-DEALERS		3,236,620
RECEIVABLE FROM CLEARING BROKER-DEALERS		1,754,763
SUBSCRIPTIONS RECEIVABLE		186,917
FURNITURE AND EQUIPMENT Net of accumulated depreciation and amortization of $3,119,512		379,673
PREPAIDS AND OTHER ASSETS		174,421
TOTAL	$	6,829,196

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Deferred subscription revenue	$	961,087
Lease liabilities		93,477
Payable to related party		261,492
Other accounts payable and accrued expenses		290,102
Total liabilities		1,606,158
MEMBER'S EQUITY:		
Member's Equity		5,223,038
TOTAL	$	6,829,196

See notes to statement of financial condition.

ARBOR RESEARCH & TRADING, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Arbor Research & Trading, LLC (the "Company"), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company deals primarily in securities issued by the United States Government and United States Government agencies. All trades are cleared on a fully disclosed basis. The Company also offers access to its fixed income research products on a subscription basis. The Company is a wholly owned subsidiary of Arbor Research Holding, LLC (the "Mezzanine"). Arbor Research Holding, LLC is a wholly owned subsidiary of ARH Group, Inc. (the "Parent").

Effective July 1, 2012, the Company changed its legal status from an S Corporation to a Limited Liability Company (LLC). The Company's Parent retained its status as an S Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash Equivalents — The Company considers all highly liquid investments with an original maturity when purchased of three months or less to be cash equivalents.

Revenue Recognition — Securities transactions, and the related revenues and expenses thereon, are recorded on a trade-date basis. Subscription income is recognized as revenue on a straight-line basis over the term of the subscription.

Commission Expense —The Company pays sales commission expense on the subscription income generated from the sale of access to the Company's research products. The sales commission is expensed upon commencement of the subscription term.

Furniture and Equipment — Furniture and equipment is stated at historical cost and consists of furniture and fixtures and leasehold improvements. Furniture and fixtures are depreciated based upon their useful life, generally five or seven years, and leasehold improvements are depreciated over the life of the lease of four years.

Income Taxes — The Parent has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, the taxable income or loss of the Parent, which includes the taxable income or loss of the Company, is allocated to the Parent's shareholders, who are generally responsible for federal income taxes thereon. The Company is responsible for its share of the Parent's State of Illinois replacement tax and is also subject to State and City of New York corporate income and franchise taxes, which have been included in the determination of net income and are included within the office and supplies expense in the statement of operations.

Management has evaluated the effects of FASB ASC 740, *Income Taxes,* to the Company, and as of December 31, 2012, has determined that no income tax liability for uncertain tax positions is required to be recognized in the accompanying statement of financial condition.

Fair Value Measurement — Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3—Unobservable inputs that are significant to the fair value of the assets or liabilities.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

The Company classifies its investment in the U.S. Treasury Bill maintained as a deposit with its clearing broker of $2,199,824 as a Level 1 security at December 31, 2012. The investment is reported at fair value based on end of day quoted market price. There were no transfers between levels during the year ended December 31, 2012.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, which is equivalent to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined.

At December 31, 2012, the Company had net capital, as defined, of $4,458,753, which was $4,351,676 in excess of its required minimum net capital of $107,077.

4. CLEARING ACCOUNT DEPOSITS WITH BROKER-DEALERS

The Company is required to maintain deposits with its clearing broker-dealers. The Company has cash of $1,036,796 and an investment of $2,199,824 in a U.S. Treasury Bill that will mature on March 21, 2013.

5. RECEIVABLE FROM CLEARING BROKER-DEALERS

As a securities broker, the Company is engaged almost exclusively in buying and selling government and government agency securities for a select group of institutional investors. The Company introduces these transactions for clearance by another broker-dealer on a fully disclosed basis.

The receivable from the clearing broker-dealer arises in the normal course of business from the settlement of securities transactions. The receivable is generally collected within 30 days. The Company mainly utilizes one broker-dealer as its clearing broker. This clearing broker is nationally recognized and is a member of the major exchanges. A portion of the Company's balances held with the clearing broker-dealer are invested daily in overnight reverse repurchase agreements. At December 31, 2012, $1,405,942 of the receivable balance was invested in an overnight reverse repurchase agreement. The reverse repurchase agreement is collateralized by the clearing broker's investment in a U.S. Treasury Bond with a fair value of $1,405,942.

The Company is obligated for nonperformance by customers it has introduced to the clearing broker. The Company actively monitors its exposure under this obligation by requesting substantiation of its customers' activities from the clearing broker on a daily basis. No such nonperformance by a customer, based on refusal or inability to fulfill its obligation, occurred during 2012.

6. COMMITMENT

The Company leases office facilities under noncancelable lease agreements through September 30, 2015, which provides for future minimal rentals as follows:

Year Ending December 31	
2013	$ 153,872
2014	157,662
2015	129,947
2016	38,452
2017	29,018
Total	$ 508,951

The lease agreements require security deposits equal to $19,909.

7. RELATED-PARTY TRANSACTIONS

Arbor Research & Trading UK Limited ("Arbor UK"), a wholly owned subsidiary of the Mezzanine, introduces trades to the Company, which in turn pays Arbor UK a fee for such services. In addition, the Company pays salary and administrative expenses of Arbor UK. The Company had outstanding payables to Arbor UK of $261,492 as of December 31, 2012.

The Mezzanine has an ownership interest in Bianco Research LLC ("Bianco"), which performs research services for the Company. In return for these services, the Company pays commissions as well as payroll and certain administrative expenses for Bianco. There were no amounts outstanding as of December 31, 2012.

The Company incurred professional fees charged from its Parent during 2012, all of which were paid as of December 31, 2012.

8. SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, management has evaluated subsequent events through the date the statement of financial condition was issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's statement of financial condition.

* * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

February 26, 2013

To the Board of Directors and Shareholder of
Arbor Research & Trading, LLC
Barrington, Illinois

In planning and performing our audit of the financial statements of Arbor Research & Trading, LLC (the "Company"), as of and for the year ended December 31, 2012 (on which we issued our report dated February 26, 2013 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu Limited